Exhibit 107
Calculation of Filing Fee Table
Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$ 1,800,000,000.00 (1)	0.0001531	$ 275,580.00 (2)

Fees Previously Paid	$0.00

Total Transaction Valuation	$1,800,000,000.00

Total Fees Due for Filing			$ 275,580.00

Total Fees Previously Paid			$ 0.00

Total Fee Offsets			$ 0.00

Net Fee Due			$ 275,580.00

(1)
The Transaction Valuation is estimated solely for purposes of calculating the filing fee. This calculation is based on the Registrant’s offer to purchase up to $1,800,000,000.00 in value of units representing assignments of beneficial ownership of limited partnership interests in AllianceBernstein Holding L.P.

(2)
The filing fee was calculated in accordance with Rule
0-11(d)
under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2025, effective October 1, 2024, by multiplying the transaction valuation by 0.0001531.